UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment no. 9)*

                                  Attunity Ltd
                                  ------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.1 per share
                  --------------------------------------------
                         (Title of Class of Securities)


                                   M15332 10 5
                                   -----------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.  M15332 10 5                      13G              Page 2 of 5 Pages


 1  Name of Reporting Person:  Arie Gonen
      I.R.S. Identification No. of above person (entities only): N/A


 2  Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [ ]

 3  SEC Use Only

 4  Citizenship or Place of Organization:   Israel


 Number of        5      Sole Voting Power:        1,516,677 Ordinary Shares*
 Shares
 Beneficially     6      Shared Voting Power:      0
 Owned by
 Each             7      Sole Dispositive Power:   1,516,677 Ordinary Shares*
 Reporting
 Person With      8      Shared Dispositive Power: 0

 9  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      1,516,677 Ordinary Shares*


 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                          (See Instructions):[ ]


 11 Percent of Class Represented by Amount in Row (9): 10%**


 12 Type of Reporting Person (See Instructions):   IN


 -----------------
 * Includes 266,677 ordinary shares subject to currently exercisable options. On December 31, 2003 there were 14,767,432 ordinary shares outstanding.

 ** This is a percentage of the sum of (1) the 14,767,432 ordinary shares of the Issuer's outstanding on December 31, 2003, and (2) the 266,667 ordinary shares issuable upon exercise of options held by the Reporting Person.

                                                               Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:    Attunity Ltd
    --------------

(b) Address of Issuer's Principal Executive Offices:  Einstein Building,
    -----------------------------------------------   Tirat Carmel 39101, Israel
Item 2.

(a) Name of Person Filing: Arie Gonen
    ---------------------

(b) Address of Principal Business Office or, if none, Residence:
    -----------------------------------------------------------
    Einstein Building, Tirat Carmel 39101, Israel


(c) Citizenship: Israel
    -----------

(d) Title of Class of Securities: Ordinary Shares, par value 0.1 NIS per share
    ----------------------------

(e) CUSIP Number: M15332 10 5
    ------------

Item 3.  Not applicable

Item 4.  Ownership

(a) Amount beneficially owned:      1,516,677 Ordinary Shares*
    -------------------------

(b) Percent of class: 10.0%**
    ----------------

(c) Number of shares as to which such person has:
    --------------------------------------------

     (i)  Sole power to vote or to direct the vote: 1,516,677 Ordinary Shares*
          ----------------------------------------

     (ii) Shared power to vote or to direct the vote: 0
          ------------------------------------------

     (iii)Sole  power to  dispose or to direct  the  disposition  of:
          ----------------------------------------------------------
          1,516,677 Ordinary Shares*

     (iv) Shared power to dispose or to direct the disposition of: 0
          -------------------------------------------------------

 -----------------
 * Includes 266,677 ordinary shares subject to currently exercisable options. On December 31, 2003 there were 14,767,432 ordinary shares outstanding.

 ** This is a percentage of the sum of (1) the 14,767,432 ordinary shares of the Issuer's outstanding on December 31, 2003, and (2) the 266,667 ordinary shares issuable upon exercise of options held by the Reporting Person.

                                                               Page 4 of 5 Pages


Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8.  Identification and Classification of Members of the Group

          Not applicable.

Item 9.  Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

          Not applicable.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 2004

                                                      /s/Arie Gonen
                                                      -------------
                                                      Arie Gonen